UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (MARCH 26, 2002)

                                DIVERSINET CORP.

     _______________________________________________________________________
                              (Name of Registrant)

         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
    ________________________________________________________________________
                    (Address of principal executive offices)

1.   First Quarter Fiscal 2002 Results

2.   Management Discussion & Analysis - Quarter Ended January 31, 2002


Indicate  by check mark whether the Registrant files or will file annual reports
under  cover  of    Form  20-F  or  Form  40-F

Form  20-F          X       Form  40-F
               ----------                  ----------

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES       NO  XXX
     ---      ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


                                 DIVERSINET CORP. - SEC FILE NO.0-23304
                                 --------------------------------------
                                           (REGISTRANT)



DATE:  MARCH 26, 2002            BY:  /s/  NAGY  MOUSTAFA
                                      ----------------------------------------
                                      NAGY MOUSTAFA, PRESIDENT & CEO

                                   DIVERSINET

# OF SHARES ISSUED AND OUTSTANDING
26,413,876

FOR IMMEDIATE RELEASE:

                           DIVERSINET CORP. ANNOUNCES
                        FIRST QUARTER FISCAL 2002 RESULTS

TORONTO, CANADA - MARCH 26, 2002 - DIVERSINET CORP. (NASDAQ Small Cap: DVNT), a leading provider of m-commerce security infrastructure solutions, today announced its first quarter fiscal 2002 results.

The net loss for the three months ended January 31, 2002 was reduced to $1,725,000, or $(0.07) per share, from a net loss for the same quarter in fiscal 2001 of $5,437,000, or $(0.21) per share. The reduced net loss in fiscal 2002 is primarily attributable to the reduction in headcount that was completed during September 2001, together with continued strict cost controls throughout the quarter. Revenues of $174,000 were recorded in the three months ended January 31, 2002 compared to $571,000 for the first quarter of fiscal 2001.

Operating expenses decreased for the fourth consecutive quarter, improving from $3,699,000 for the three months ended October 31, 2001 to $1,938,000 for the three months ended January 31, 2002. Over the past several quarters, the Company has reduced operating expenses by approximately $17,000,000 on an annualized basis and is continuing its efforts to further reduce operating cash requirements. The Company ended the quarter with $3,783,000 in cash.

The cost reduction measures and resultant decreased operating expenses will enable the Company to reach a break-even point more rapidly when the recurring revenue stream commences scaling in size. However, the Company recognizes that additional capital will be required prior to reaching a cash-flow positive position and active exploration of financing alternatives is currently underway.

The Company achieved a number of milestones during the first quarter of 2002 as it continued the implementation of its security solutions infrastructure in the Hong Kong market. Diversinet's technology was used to enable the world's first mobile operator Registration Authority and facilitate the successful launch of a PKI-enabled wireless stock trading application.

In January 2002, the leading mobile operator in Hong Kong, Hutchison Telecom, was appointed by the Hongkong Post Office as the first certified Registration Authority for the registration of Hongkong Post Mobile e-Cert digital certificates to mobile users, providing an additional channel for consumers to purchase digital certificates.

Heracle Technologies' mBroker wireless stock trading application, which was formally launched in January 2002, utilizes the Hongkong Post Mobile e-Cert for its critical security component. While still at an early stage, the Company began, in February, to see the start of recurring revenue through the first sales of Mobile e-Certs for Heracle's mBroker application. The Company anticipates that when active marketing of the service commences through the 15 brokerage houses already signed up, certificate sales will accelerate.

"The commercial launch of Heracle's wireless stock trading application marks a very significant milestone in Diversinet's path to being the leader in the wireless security market," said Nagy Moustafa, President and CEO of Diversinet Corp. "The launch not only marks the achievement of a complete wireless security infrastructure in Hong Kong, it is also the start of the Company's recurring revenue stream."

In the first quarter of 2002, the Company announced an agreement to license its PKI toolkit to iMerchants Ltd. for use in their wireless retail banking solution. iMerchants is actively marketing its solution to retail banks in Hong Kong.

Implementation activities are continuing at e-Scotia, the e-commerce subsidiary of Scotia Bank, as the Company strives to replicate its successful Hong Kong infrastructure implementation in Canada.

Mr. David Hackett was appointed as Chief Financial Officer effective March 26, 2002. Mr. Hackett replaces Mr. Richard Palmer who left the Company to pursue other opportunities. Mr. Hackett has more than 14 years of solid finance experience in high-tech and entertainment industries. Previously, Mr. Hackett was CFO of Aucxis Corp., a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions. Mr. Hackett has also held senior financial management positions at EveryWare Development, Alliance Atlantis Communications and Entertainment Information Services Ltd. Mr. Hackett is a CA and holds an MBA from the University of Western Ontario.

The assumption of the role of CFO by Mr. Hackett will further strengthen the Company's management team and position it for continued expansion and stronger future growth.

                           CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]


(Unaudited)

                                               JANUARY 31      October 31
                                                     2002            2001
                                                        $               $
-------------------------------------------------------------------------

ASSETS
CURRENT
Cash and cash equivalents                        3,783,018     3,061,844
Short-term investments                                   -     3,087,680
Accounts receivable                                108,574       274,521
Other receivables                                   52,584        99,469
Prepaid expenses                                   419,291       596,105
-------------------------------------------------------------------------
TOTAL CURRENT ASSETS                             4,363,467     7,119,619
-------------------------------------------------------------------------
Capital assets, net                              2,384,064     2,496,738
-------------------------------------------------------------------------
TOTAL ASSETS                                     6,747,531     9,616,357
=========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                   679,425     1,191,117
Accrued liabilities                              1,690,388     2,329,269
Deferred revenue                                    50,548        43,843
-------------------------------------------------------------------------
TOTAL LIABILITIES                                2,420,361     3,564,229
=========================================================================

SHAREHOLDERS' EQUITY
Share capital                                   53,992,992    53,992,992
Contributed surplus                                 97,500        97,500
Deficit                                        (49,763,322)  (48,038,364)
-------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                       4,327,170     6,052,128
=========================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       6,747,531     9,616,357
=========================================================================

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              [in Canadian dollars]

Three months ended January 31, 2002
(Unaudited)

                                   THREE MONTHS JANUARY 31
                                         2002          2001
                                            $             $
-----------------------------------------------------------

REVENUE                              174,452       570,655
-----------------------------------------------------------

EXPENSES
Research and development             647,618     2,197,827
Sales and marketing                  431,591     2,353,586
General and administrative           736,452     1,172,424
Depreciation and amortization        121,876       623,419
-----------------------------------------------------------
                                   1,937,537     6,347,256
Loss before the following         (1,763,085)   (5,776,601)
Interest income                      (38,127)     (339,820)
===========================================================
LOSS FOR THE PERIOD               (1,724,958)   (5,436,781)
===========================================================

LOSS PER SHARE                         (0 07)        (0 21)
===========================================================

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING         26,413,876    26,358,151
===========================================================



DEFICIT, BEGINNING OF PERIOD     (48,038,364)  (29,138,505)
Loss for the period               (1,724,958)   (5,436,781)
-----------------------------------------------------------
DEFICIT, END OF PERIOD           (49,763,322)  (34,575,286)
===========================================================

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              [in Canadian dollars]

Three months ended January 31, 2002
(Unaudited)

                                                       THREE MONTHS  JANUARY 31
                                                              2002         2001
                                                                 $            $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                    (1,724,958)  (5,436,781)
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                           121,876      623,419
  Changes in non-cash working capital
    items related to operations:
  Accounts receivable and other receivables               212,832      691,831
  Prepaid expenses                                        176,814     (561,646)
  Accounts payable and accrued liabilities             (1,150,573)    (352,367)
  Deferred Revenue                                          6,705       92,343
-------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                      (2,357,304)  (4,943,201)
===============================================================================


FINANCING ACTIVITIES
  Issue of common shares, common share
    purchase options and warrants for cash                      -       33,264
-------------------------------------------------------------------------------
  CASH PROVIDED BY FINANCING ACTIVITIES                         -       33,264
===============================================================================

INVESTING ACTIVITIES
  Short-term investments                                3,087,680            -
  Additions to capital assets                              (9,202)    (475,765)
-------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         3,078,478     (475,765)
===============================================================================
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS DURING THE PERIOD                           721,174   (5,385,702)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF THE  PERIOD                              3,061,844   23,192,586
===============================================================================
CASH AND CASH EQUIVALENTS,
  END OF THE PERIOD                                     3,783,018   17,806,884
===============================================================================



ABOUT DIVERSINET CORP.
Diversinet is a leading developer of advanced wireless security software, enabling mobile e-commerce (m-commerce) services with its wireless security infrastructure solutions. Diversinet's client/server security software facilitates digital signatures, authentication and encryption with PKI products specifically designed to perform optimally in wireless environments and devices. Network Computing's Mobile Observer recently listed Diversinet as one of the top 50 public companies in the mobile and wireless industries. In October of 2001, Diversinet enabled the launch of the first public Certification Authority in the world to offer mobile individual and business digital certificates for consumer use. For more information on Diversinet, visit the company's web site at www.diversinet.com.
------------------

                                       ###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

FOR MORE INFORMATION:

DIVERSINET CORP.
Sandra Lemaitre
Tel: (416) 756-2324,ext.324
Email: pr@diversinet.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OPERATING  RESULTS
Quarter ended January 31, 2002 compared to quarter ended January 31, 2001

We reported an improved net loss of $1,725,000 for the quarter ended January 31, 2002 compared to a net loss of $5,437,000 in the prior year's first quarter. The decreased net loss in the first quarter of 2002 is attributable to cost reduction measures. We completed operating cost reductions in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001.

For the quarter ended January 31, 2002, we reported revenue of $174,000 compared to revenue of $571,000 for the quarter ended January 31, 2001. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues.

Research and development expenses decreased to $648,000 in the three months ended January 31, 2002 from $2,198,000 in three months ended January 31, 2001 resulting primarily from wages, occupancy, and travel costs due to head count reductions completed in the last quarter of fiscal 2001.

Sales and marketing expenses were $432,000 in the first quarter of fiscal 2002 compared to $2,354,000 in the first quarter of fiscal 2001. The Company continues to focus its efforts in the Asian and European markets. The launch of the Hongkong Post's Mobile e-Cert in fiscal 2001 and the appointment of Hutchinson as the first Registration Authority have generated interest in our products in the Asian region. We expect that activity in this region will continue to increase during the remainder of fiscal 2002.

General and administrative expenses were $736,000 for the first quarter of 2002 compared to $1,172,000 incurred during the first quarter of 2001. This decline in expenses during fiscal 2002 was the result of continuing operating cost controls.

Depreciation and amortization expense in the first quarter of fiscal 2002 decreased to $122,000 from $623,000 in the first quarter of fiscal 2002. The Company's deferred development and purchased technology costs are now fully amortized and the reduction in additions to capital assets has resulted in reduced amortization for the quarter.

LIQUIDITY  AND  CAPITAL  RESOURCES
Quarter ended January 31, 2002 compared to quarter ended January 31, 2001

Cash used in operating activities was $2,357,000 in the quarter ended January 31, 2002, a decline of 52% from the amount used in the same period of the prior year. Cash used during the quarter was comprised of the net loss of $1,725,000, plus a decrease in accounts payable and accrued liabilities of $1,151,000, offset by a decrease in receivables of $213,000, a decrease in prepaid expenses of $177,000, an increase in deferred revenue of $7,000 and depreciation and amortization of $122,000. Cash used in operating activities was $4,943,000 in the quarter ended January 31, 2001, attributable to the net loss of $5,437,000, plus a decrease in accounts payable and accrued liabilities of $352,000 and an increase in prepaid expenses of $562,000, offset by a decrease in receivables of $692,000, an increase in deferred revenue of $92,000 and depreciation and amortization of $623,000.

There were no financing activities in the quarter ended January 31, 2002. Cash provided by financing activities in the quarter ended January 31, 2001, was $33,000 as a result of proceeds received from issuing common shares under an employee stock option exercise.

Cash provided by investing activities in the quarter ended January 31, 2002 consisted of $9,000 spent on capital asset additions and the sale of a $3,088,0000 short-term investment. Cash used in investing activities in the quarter ended January 31, 2001 was $476,000 attributable to capital assets additions.

We believe that our cash and cash equivalents as at January 31, 2002 of $3,783,000 will not be sufficient to meet our short-term working capital requirements for the remainder of the fiscal year. We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

RISKS  AND  UNCERTAINTIES
Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated. These risks are described in our annual Form 20-F filed with the SEC in the United States and filed on SEDAR in Canada. We encourage you to review these filings in order to evaluate an investment in our securities. Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: Our ability to continue operations during the next fiscal year will be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2002. We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security products and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2001, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our revenue declined significantly from fiscal 2001 levels and may decline even further in the near future.

Foreign exchange: Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2001, we incurred most of our expenses in Canadian dollars, but we also incurred a significant portion of our expenses in foreign currencies including U.S. dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency gains and losses that may have an adverse effect on our operating results. During fiscal 2001 we maintained a portion of our cash resources in U.S. dollar term deposits. Upon completion of our cost reductions during September 2001, our exposure to U.S. expenses was significantly reduced and we transferred our remaining U.S. dollar cash resources to Canadian dollar deposits.

Employees: During September we substantially reduced our headcount and curtailed certain sales and marketing activities, particularly in the United States. Substantial workforce reductions may have a detrimental effect on the morale of remaining employees, impeding their performance levels. In addition, our ability to attract potential new employees in the future may suffer if our reputation was hurt by this staff reduction.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company. Litigation arising from these matters may be time consuming, distracting and expensive. An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.